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September 26, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mara L. Ransom, Danilo Castelli, Lilyanna Peyser, Melissa Blume, Jennifer
Thompson

Re:	Camping World Holdings, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed September 20, 2016
File No. 333-211977

Ladies and Gentlemen:

On behalf of our client, Camping World Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are responding to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) to Marcus Lemonis, the Company’s Chief Executive Officer, dated September 23, 2016 with respect to the above-captioned Registration Statement on Form S-1 (as amended, the “Registration Statement”).  The responses provided herein are based on information provided to Latham & Watkins LLP by the Company.  For your convenience, we are also providing five copies of Amendment No. 5, marked to show changes against Amendment No. 3, in the traditional non-EDGAR format.

The numbered paragraphs below set forth the Staff’s comment in italics, followed by the Company’s response.  Unless otherwise indicated, capitalized terms used in this letter have the meanings assigned to them in the Registration Statement.

Response Dated September 19, 2016

Summary of the Transactions, page 6

1.                                      You disclose on pages 6-7 and again on pages 63-64 that the existing membership interests of CWGS, LLC will convert into 82,769,195 common units of CWGS, LLC and that CWGS, LLC will issue 10,869,565 newly issued common units to you in exchange for the net proceeds from your offering.  This appears to indicate that CWGS, LLC will have a total of 93,638,760 common units outstanding after the Transactions.  However, multiple other disclosures throughout your document appear to indicate that CWGS, LLC will have a total of 82,769,195 common units outstanding after the Transactions, of which you will own 17,930,627 common units and the Continuing Equity Owners will own 64,838,568 common units.  Additionally, you state on page 18 that the existing membership interests of CWGS, LLC will convert into 71,899,630 common units, which supports a view that the total common units outstanding after the Transactions will be 82,769,195 rather than 93,638,760.  Please explain to us these apparent discrepancies and revise as necessary.

Response: The Company respectfully advises the Staff that the existing membership interests of CWGS, LLC will convert into 71,899,630 common units.  In response to the Staff’s comment, the Company has revised its disclosure on pages 6 and 63 of Amendment No. 5 accordingly.

Dilution, page 74

2.                                      You disclose in the first paragraph under this heading that you have presented pro forma net tangible book value (deficit) per share after this offering assuming that the common units of CWGS, LLC held by the Continuing Equity Owners were converted into your Class A shares.  However, based on footnote (1) explaining the calculation of pro forma net tangible book value (deficit) per share before this offering, it appears that you have assumed the CWGS, LLC common units were converted into your Class A shares before this offering.  Please revise your disclosure in this paragraph accordingly.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 74 of Amendment No. 5 accordingly.

3.                                      Please refer to your calculation of pro forma net tangible book value (deficit) per share before this offering as seen in footnote (1) on page 75.  While the denominator in your calculation assumes the conversion of all common units held by the Continuing Equity Owners into your Class A shares, we note that the numerator contains no adjustment for any related deferred tax asset or any liability incurred under your Tax Receivable Agreement.  Given your disclosures in footnote (10) to your unaudited pro forma financial information as seen on page 88, please explain to us in detail why you have assumed in your pro forma financial statements that the exchange of common units for your Class A shares by Crestview Partners II GP, L.P. will result in an objectively determinable deferred tax asset and a liability but you have not assumed in your dilution calculation that the exchange of the common units held by the Continuing Equity Owners for your Class A shares will result in a similar deferred tax asset and a liability.  If the assumption in your dilution calculation is that the common units are exchanged for Class A shares immediately prior to your offering, it appears the numerator should calculate the deferred tax impact based on your assumed IPO price.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 74 of Amendment No. 5 relating to its dilution calculation to account for the adjustments for the related deferred tax asset and liability incurred under its Tax Receivable Agreement.

Unaudited Pro Forma Consolidated Financial Information

Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2016, page 85

4.                                      Please revise the column labeled “Pro Forma CWGS, LLC” on your Unaudited Pro Forma Consolidated Balance Sheet to reflect subtotals for each line item presented.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 85 of Amendment No. 5 accordingly.

5.                                      Please revise footnote (2) to your unaudited pro forma consolidated balance sheet to quantify the deferred financing fees and original issue discount, similar to the disclosure seen on page F-46.  We believe this additional information is necessary to explain to your investors why your pro forma financial information reflects a net increase of $107.0 million to your long-term debt rather than the increase of $110.0 million that is currently described in this footnote (2).

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 86 of Amendment No. 5 to quantify the deferred financing fees and original issue discount similar to the disclosure on page F-46.

6.                                      Please refer to the adjustments to equity reflected in the column labeled “Transaction Adjustments.” Please explain to us why your adjustments to the line item titled “Members’ deficit” do not zero out this account and why you continue to have a members’ deficit balance in the column labeled “Pro Forma Camping World Holdings, Inc.”  In this regard, it is unclear to us why CWGS, LLC’s members’ deficit equity account would not be reclassified during consolidation to either the equity accounts of Camping World Holdings, Inc. or to non-controlling interests.  Additionally, please provide us with the detail supporting the net adjustment made to the members’ deficit account of $328,339 as we are unable to recalculate this amount.

Response: In response to the Staff’s comment, the Company has revised the unaudited pro forma consolidated balance sheet so that the line item entitled “Members’ Deficit” in the “Transaction Adjustments” column is eliminated after giving effect to the Transaction Adjustments and transferred to accumulated deficit.  The calculation of accumulated deficit reflected in the columns labeled “Transaction Adjustments” and “Offering Adjustments” are included below ($ in thousands):

Accumulated deficit - “Transaction Adjustments” column
Transfer of members’ deficit to accumulated deficit	$(392,586)
Non-controlling interest	359,281
Compensation expense recognized upon exercise of the outstanding Profit Units	(888)
Transfer of the par value of the Class A common stock from accumulated deficit to Class A common stock as a result of the exchange of common units by the Former Equity Owners	(71)
Accumulated deficit	$(34,264)

Accumulated deficit - “Offering Adjustments” column
Loss on repayment of debt as a result of the write-off of the pro rata portion of unamortized original issue discount and capitalized finance costs	$(4,156)
Offset to the non-controlling interest	(227,066)
Accumulated deficit	$(231,222)

7.                                      Please revise footnote (5) to your unaudited pro forma consolidated balance sheet to better explain to your investors how you derived the quantified adjustments associated with that footnote.  In your response, please provide us with the calculations supporting the amount of non-controlling interest reflected in the columns labeled “Transaction Adjustments” and “Offering Adjustments.”

Response: In response to the Staff’s comment, the Company has revised footnote (5) to the unaudited pro forma consolidated balance sheet accordingly.  The calculation of non-controlling interest reflected in the columns labeled “Transaction Adjustments” and “Offering Adjustments” are included below ($ in thousands):

Non-controlling interest - “Transaction Adjustments” column
Members’ deficit - CWGS, LLC	$(392,586)
Former Equity Owners’ Class A common stock economic interest in CWGS, LLC	8.5%
Members’ deficit attributable to Former Equity Owners’ Class A common stock	(33,305)
Members’ deficit attributable to Continuing Equity Owners—non-controlling interest	$(359,281)

Non-controlling interest - “Offering Adjustments” column
Members’ deficit—CWGS, LLC	$(392,586)
Purchase of CWGS, LLC common units with net proceeds of the offering	230,402
Offering expense paid by CWGS, LLC	(3,452)

Profit unit recognition—additional paid in capital	888
Profit unit recognition—accumulated deficit	(888)

Accumulated deficit—write off of prorated portion of original issue discount and capitalized finance costs	(4,156)
CWGS, LLC members’ equity after the offering	(169,792)

Continuing Equity Owners’ interest in CWGS, LLC	77.9%

Members’ deficit attributable to Continuing Equity Owners—non-controlling interest	(132,215)
Less non-controlling interest included in the “Transaction Adjustments” column	(359,281)
Non-controlling interest—“Offering Adjustments” column	$227,066

8.                                      Please provide us with the calculation supporting the adjustment to accumulated deficit of ($2,997) in the column labeled “Offering Adjustments.” Please also revise footnote (9) to your unaudited pro forma consolidated balance sheet to better explain this adjustment. For example, if this is the after-tax loss on debt repayment, please clearly state as such.

Response: The Company respectfully advises the Staff that the adjustment to accumulated deficit in the column labeled “Offering Adjustments” represents the write off of original issue discount and capitalized finance costs.  The amount is not shown after tax as the write off is included at the CWGS, LLC level.  The Company has provided the Staff the calculation supporting the adjustment to accumulated deficit for the loss on debt repayment below.  Also, the Company has updated its disclosure on page 88 of Amendment No. 5 to further explain the adjustment ($ in thousands):

Term loans at June 30, 2016	$709,599
Recapitalization	135,000
Term Loan balance prior to offering	844,599
Proceeds of offering to repay Term Loans	200,402
Percentage of Term Loans repaid	23.7%
Original issue discount and capitalized finance cost	17,517
Loss on repayment of debt as a result of the write off of the pro-rata portion of original issue discount and capitalized finance costs	$4,156

Unaudited Pro Forma Consolidated Statement of Income for the Six Months Ended June 30, 2016, page 89

9.                                      Please apply comments on your interim pro forma statement of income to your annual pro forma statement of income, where applicable.

Response: In response to the Staff’s comment, the Company has updated its disclosure on pages 90 through 95 of Amendment No. 5 in order to apply comments on its interim pro forma statement of income to its annual pro forma statement of income consistently.

10.                               Please refer to the adjustment to interest expense in the column labeled “Recapitalization Transactions” and the related footnote (2).  Please tell us, and revise your footnote to explain, the difference between the $3.8 million and $7.5 million adjustments seen on the face of your pro forma statements of income and the $3.6 million and $7.0 million adjustments described in footnote (2).

Response: The Company respectfully advises the Staff that the interest expense adjustments in footnote (2) should conform to the interest expense adjustments on the face of its pro forma statements of income.  In response to the Staff’s comment, the Company has revised its disclosure on page 92 of Amendment No. 5 accordingly.

11.                               Please refer to the adjustment to net income attributable to non-controlling interests in the column labeled “Transaction Adjustments” and the related footnote (5).  Please provide us with the calculation supporting the amount of net income allocated to the non- controlling interests and revise your footnote to better explain why this is such a high percentage of the net income amount reflected in the column labeled “Pro Forma CWGS, LLC.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 93 of Amendment No. 5 accordingly.  The Company advises the Staff that net income attributable to non-controlling interests in the column labeled “Transaction Adjustments” is based on the Continuing Equity Owners economic interest in CWGS, LLC of 91.5% after the Former Equity Owners exchange 7,063,716 common units for 7,063,716 shares of Class A common stock, and before the Offering.  The Company has provided the Staff the calculation supporting non-controlling interest in the “Transaction Adjustments” column below ($ in thousands):

Six Months ended June 30, 2016

Pro forma CWGS, LLC Net Income	$115,981
Continuing Equity Owners interest in CWGS, LLC	91.5%
Net income attributable to non-controlling interests	$106,142

Year ended December 31, 2015

Pro forma CWGS, LLC Net Income	$169,578
Continuing Equity Owners interest in CWGS, LLC	91.5%
Net income attributable to non-controlling interests	$155,192

The Company further advises the Staff that net income attributable to non-controlling interests in the column labeled “Offering Adjustments” is based on the Continuing Equity Owners economic interest in CWGS, LLC of 77.9% after the Offering.  The Company has provided the Staff the calculation supporting non-controlling interest in the “Offering Adjustments” column below.

Six Months ended June 30, 2016

Pro forma CWGS, LLC Net Income	$115,981
Stock option expense	(1,576)
Reduction in interest expense — (repayment of borrowings from Offering)	5,926
120,331
Continuing Equity Owners interest in CWGS, LLC	77.9%
Net income attributable to non-controlling interests	93,700
Less Net income attributable to non-controlling interests in “Transaction Adjustments” column	(106,142)
Net income attributable to non-controlling interests	$(12,442)

Year ended December 31, 2015

Pro forma CWGS, LLC Net Income	$169,578
Stock option expense	(3,151)
Reduction in interest expense - repayment of borrowings (from Offering)	11,838
Loss on debt repayment- write off of original issue discount & finance costs	(4,740)
173,525
Continuing Equity Owners interest in CWGS, LLC	77.9%
Net income attributable to non-controlling interests	135,121
Less Net income attributable to non-controlling interests in “Transaction Adjustments” column	(155,192)
Net income attributable to non-controlling interests	$(20,071)

12.                               Please refer to the adjustment to income tax expense in the column labeled “Offering Adjustments” and the related footnote (4).  Please provide us with the calculation supporting this adjustment as we are unable to recalculate this amount.  Please revise your footnote to better explain why this adjustment results in an effective tax rate of approximately 10% in the column labeled “Pro Forma Camping World Holdings, Inc.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 92 and 93 of Amendment No. 5 accordingly.  The Company has provided the Staff the calculation supporting the calculation of the income tax expense included in the “Offering Adjustments” column below ($ in thousands):

Six Months ended June 30, 2016

Pro forma CWGS, LLC Income before income taxes	$118,331
Stock option expense	(1,576)
Reduction in interest expense — (repayment of borrowings from Offering)	5,926
122,681
Camping World Holdings Interest in CWGS, LLC after Offering	22.1%
Net income attributable to Camping World Holdings, Inc.	27,151
Income tax rate	38.5%
Camping World Holdings income tax expense	$10,454

Year ended December 31, 2015

Pro forma CWGS, LLC Income before income taxes	$170,934
Stock option expense	(3,151)
Reduction in interest expense — (repayment of borrowings from Offering)	11,838
Loss on debt repayment- write off of original issue discount and finance costs	(4,740)
174,881
Camping World Holdings Interest in CWGS, LLC after Offering	22.1%
Net income attributable to Camping World Holdings, Inc.	38,704
Income tax rate	38.6%
Camping World Holdings income tax expense	$14,939

13.                               Please refer to footnote (6) to your pro forma consolidated statements of income and respond to the following comments:

•                                          Please tell us why you disclose that your Class B common stock is not included in the computation of pro forma diluted net income per share given that such stock, together with the common units of CWGS, LLC, is convertible into your Class A common stock.

•                                          Please provide us with your calculations supporting the amounts of net income allocated assuming conversion of common units, as described in footnote (b) to this footnote.  If you assume that all common units held by Continuing Equity Owners were exchanged for your Class A common stock at the beginning of the period, it is unclear to us why the amount of “net income available to Class A common shareholders — diluted” would be less than the Pro Forma Camping World Holdings, Inc. net income as there would appear to be no non-controlling interests during the period.

•                                          Additionally, please revise footnote (c) to this footnote to better explain why the weighted-average effect of dilutive securities increases the weighted average shares outstanding by more than 66 million shares.  We note that footnote (c) currently does not explain the full 66 million shares.

Response: In response to the first bullet above, the Company respectfully advises the Staff that its Class B common stock is not included in the computation of pro forma diluted net income per share because, in the case of an exchange of common units for Class A common stock, the applicable Continuing Equity Owner (other than a Former Profit Unit Holder who will not hold any Class B common stock) will be required to surrender a number of shares of Class B common stock registered in the name of such Continuing Equity Owner, equal to the number of shares of Class A common stock received in the exchange, which the Company will cancel for no consideration on a one-for-one basis with the number of common units so exchanged.  See “Certain Relationships and Related Party Transactions — CWGS LLC Agreement- Common unit redemption right.”  Therefore, as disclosed in footnote (c), the Company only considers common units of CWGS, LLC as potentially dilutive securities and only assumes that all common units of CWGS, LLC were exchanged for shares of Class A common stock in the computations of pro forma diluted net income per share.  In response to the Staff’s comment, the Company has revised footnote 6 to further clarify the Class B conversion mechanics of its Class B common stock.

In response to the second bullet above, the Company respectfully advises the Staff that the unaudited pro forma consolidated statements of income are based on the assumption that the 11,363,636 shares of Class A common stock issued as part of the offering and the Former Equity Owners exchange of 7,063,716 common units for 7,063,716 shares of Class A common stock occur at the beginning of the period and applies the effective income tax rate from footnote (4) to the income before income tax attributable to non-controlling interests to derive net income allocated assuming conversion of common units.  As such, net income available to Class A common shareholders — diluted is less than the Pro Forma Camping World Holdings, Inc. net income because the Pro Forma Camping World Holdings, Inc. net income only includes income tax expense based on the income before taxes attributable to Camping World Holdings, Inc.’s 22.1% interest in CWGS, LLC after the offering. Footnote 6(c) assumes that the common units held by the Continuing Equity Owners are potentially dilutive securities and as such the computations of pro forma diluted net income per share assumes that all common units of CWGS, LLC were exchanged for shares of Class A common stock at the beginning of the period. The Company has provided the Staff the calculation supporting the calculation of net income allocated assuming conversion of common units below ($ in thousands):

Six Months ended June 30, 2016

Pro forma CWGS, LLC Income before income taxes	$118,331
Stock option expense	(1,576)
Reduction in interest expense — (repayment of borrowings from Offering)	5,926
122,681
Continuing Equity Owners interest in CWGS, LLC	77.9%
Continuing Equity Owners income before taxes interest in CWGS, LLC	95,530
Effective income tax rate	38.5%
Income tax attributable to Continuing Equity Owners assuming conversion of common units to Class A common stock	36,779

Continuing Equity Owners income before taxes interest in CWGS, LLC	95,530
Income tax attributable to Continuing Equity Owners assuming conversion of common units to Class A common stock	(36,779)
Less Continuing Equity Owners 77.9% pro rata portion of Historical CWGS, LLC income tax expense	(1,830)
Reallocation of net income assuming conversion of common units	$56,921

Year ended December 31, 2015

Pro forma CWGS, LLC Income before income taxes	$170,934
Stock option expense	(3,151)
Reduction in interest expense — (repayment of borrowings from the Offering)	11,838
Loss on debt repayment — write off of original issue discount and finance costs	(4,740)
174,881
Continuing Equity Owners interest in CWGS, LLC	77.9%
Continuing Equity Owners income before taxes interest in CWGS, LLC	136,177
Effective income tax rate	38.6%
Income tax attributable to Continuing Equity Owners assuming conversion of common units to Class A common stock	52,564
Continuing Equity Owners income before taxes interest in CWGS, LLC	136,177
Income tax attributable to Continuing Equity Owners assuming conversion of common units to Class A common stock	(52,564)
Less Continuing Equity Owners 77.9% pro rata portion of Historical CWGS, LLC income tax expense	(1,056)
Reallocation of net income assuming conversion of common units	$82,557

In response to the third bullet above, the Company has revised its disclosure in footnote (d) on page 95 of Amendment No. 5 accordingly.

Item 16.  Exhibits and financial statements, page II-3

14.                               Please file all required exhibits, including the legal opinion and the Fourth Amendment to the Senior Secured Credit Facility, as promptly as possible.  We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has filed all required exhibits, including the legal opinion and the Fourth Amendment to the Senior Secured Credit Facility, in connection with the filing of Amendment No. 5.

We hope the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at (212) 906-1281 with any questions or further comments you have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc:                                (via email)

Marcus Lemonis, Chief Executive Officer, Camping World Holdings, Inc.

Brent Moody, Chief Operating and Legal Officer, Camping World Holdings, Inc.

Thomas Wolfe, Chief Financial Officer, Camping World Holdings, Inc.

Ian D. Schuman, Esq., Latham & Watkins LLP

Alexander D. Lynch, Esq., Weil, Gotshal & Manges LLP

Faiza N. Rahman, Esq., Weil, Gotshal & Manges LLP